1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

July 9, 2014

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie J. Lithotomos

Re:	The Charles Schwab Family of Funds – Form N-14 (File No. 333-196580) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff in connection with the Form N-14 proxy statement/prospectus (the “Proxy Statement/Prospectus”) that was filed on June 6, 2014 by the Registrant with respect to the reorganization of Schwab California AMT Tax-Free Money Fund (the “Acquired Fund”) with and into Schwab California Municipal Money Fund (the “Surviving Fund,” and together with the Acquired Fund, the “Funds”) (the “Reorganization”). The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP and Christine M. Pierangeli of Charles Schwab Investment Management, Inc. (“CSIM”) in a telephonic discussion on June 24, 2014. In addition, Comment 1 below was provided by Jeff Long of the SEC staff to Stephen T. Cohen in a subsequent telephonic discussion on June 24, 2014.

Throughout this letter, capitalized terms have the same meaning as in the Proxy Statement/Prospectus, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

PROXY STATEMENT/PROSPECTUS (Part A)

1.

Comment: Under an agreement with each Fund, CSIM and/or its affiliates may recapture from the Value Advantage Shares of each Fund any fund fees and expenses that were previously waived or reimbursed by CSIM and/or its affiliates in order to maintain a positive net yield for the Value Advantage Shares of each Fund until the third anniversary of the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to certain limitations. Please confirm in your letter that CSIM and/or its affiliates are not currently recapturing any fund fees and expenses that they previously waived in order to maintain a positive net yield for the Value Advantage Shares of either Fund. In addition, please confirm that a Fund will book a liability and supplement its prospectus when it is known or reasonably certain that the impact of a Fund’s payments to CSIM and/or its affiliates will reach 0.01% of the Fund’s average daily net assets.

Response: CSIM and/or its affiliates are not currently recapturing from either Fund any fund fees and expenses that they previously waived in order to maintain a positive net yield for the Value Advantage Shares of the Funds. The Registrant confirms that a Fund will book a liability and supplement its prospectus when it is known or reasonably certain that the impact of the Fund’s payments to CSIM and/or its affiliates will reach 0.01% of the Fund’s average daily net assets.

2.	Comment: In conjunction with the Reorganization, please state in the Proxy Statement/Prospectus whether the Acquired Fund will distribute pro rata to its shareholders of record shares of the Surviving Fund.

Response: As noted in response to the first question under the “Synopsis” section on page 4 of the Proxy Statement/Prospectus, the shares of the Surviving Fund received by the Acquired Fund will be distributed pro rata to the Acquired Fund shareholders of record as of the Closing Date.

3.	Comment: In response to the third question under the “Synopsis” section on page 4 of the Proxy Statement/Prospectus, please state that shareholders of the Acquired Fund will be subject to a higher level of taxes associated with an investment in the Surviving Fund.

Response: The Registrant has revised the penultimate sentence in the response to state:

The principal risks of the Funds are similar as well, with the only difference related to the higher exposure of the Surviving Fund to securities that are subject to the AMT. To the extent that the Surviving Fund invests in these securities, shareholders of the Acquired Fund who are subject to the AMT will be subject to a higher level of taxes than they otherwise would be had the Reorganization not occurred.

4.

Comment: The Proxy Statement/Prospectus states that CSIM reserves the right to sell portfolio securities and/or purchase other securities for the Acquired Fund to the extent necessary to make the asset composition of the Acquired Fund consistent with the investment policies and restrictions of the Surviving Fund. Please state what percentage of the Acquired Fund’s portfolio securities will be sold prior to the Reorganization and what the tax consequences of the sale will be for the Acquired Fund’s shareholders. If a significant percentage of the Acquired Fund’s portfolio securities will be sold in advance of the Reorganization, please disclose this prominently in the Proxy Statement/Prospectus. If CSIM does not plan to sell or purchase securities for the

Acquired Fund to make the asset composition of the Acquired Fund consistent with the investment policies and restrictions of the Surviving Fund, please confirm this in the response letter to the SEC staff.

Response: The Registrant confirms that CSIM does not expect to sell or purchase portfolio securities for the Acquired Fund in order to make its asset composition consistent with the investment policies and restrictions of the Surviving Fund.

5.	Comment: Please use the legal names of the Funds in the fee table on page 7 of the Proxy Statement/Prospectus.

Response: The Registrant has made the requested change.

6.	Comment: Please confirm that the Registrant’s Board of Trustees has determined that the Reorganization is in the best interests of the Funds and their shareholders.

Response: The Registrant’s Board of Trustees determined that participation in the Reorganization is in the best interest of the Funds and their shareholders.

7.	Comment: Please update the capitalization table so that the information reflected in the table is current within 30 days of the filing of the Proxy Statement/Prospectus.

Response: The Registrant has made the requested change.

8.	Comment: Please provide the outstanding information in the section “Control Persons and Principal Holders of Securities” on page 35 of the Proxy Statement/Prospectus.

Response: The Registrant has provided the outstanding information.

STATEMENT OF ADDITIONAL INFORMATION (Part B)

9.	Comment: Please provide pro forma financial information as of May 31, 2014.

Response: The Registrant has made the requested change.

GENERAL

10.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

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—	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement/Prospectus;

—	the SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement/Prospectus reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Proxy Statement/Prospectus; and

—	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

*    *    *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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